November 9, 2007

Mr. Michael V. Shustek
President and Chief Executive Officer
Vestin Realty Mortgage II, Inc.
6149 South Rainbow Boulevard
Las Vegas, NV 89118

> **Re:** **Vestin Realty Mortgage II, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Forms 10-Q for the quarters ended March 31 and June 30, 2007**
> **Filed March 14, 2007**
> **File No. 000-51892**

Dear Mr. Shustek:

We have reviewed your above referenced filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 6. Selected Financial Data, page 28

1. In future filings please present income (loss) from continuing operations and income (loss) from continuing operations per common share in accordance with Item 301 of Regulation S-K.

Consolidated Statements of Income, page F-4

2. We note that you have recorded interest income from banking institutions as revenue on your consolidated statements of income. It does not appear that this income meets the definition of revenue pursuant to paragraph 78 of CON 6. Please revise to present interest income below operating expenses in future filings. Refer to Rule 5-03 of Regulation S-X.

Supplementary Information, page F-34

3. In future filings please revise your supplementary schedules to include the periodic payment terms of your loans and total all money columns as instructed by Rule 12-29 of Regulation S-X.

Exhibit 31

4. We note that the certifications filed as Exhibit 31.1 and 31.2 to your Form 10-K are not in the proper form. The required certifications must be in the exact form prescribed; the wording of the required certifications may not be changed in any respect. Specifically, please remove the title of the certifying officer at the beginning of the certification, do not replace the word "registrant" with the name of your company, do not omit the introductory language referring to internal control over financial reporting in paragraph 4 and do not delete the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please file an abbreviated amendment to your Form 10-K that includes a cover page, explanatory note and signature page together with the certification of your current CEO and CFO in the form set forth by Item 601(b)(31) of Regulation S-K. Please also amend the certifications in the Form 10-Q filed for the first quarter of fiscal 2007, as necessary, in response to this comment.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact me at (202) 551-3429 if you have questions.

Sincerely,

Kristi Marrone
Staff Accountant